Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the nine-month period ended September 30, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the nine-month period ended September 30, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Sep'21	Sep'20
Total loans			23,811,968	23,402,288
Total assets			35,768,845	36,731,915

Deposits and other demand liabilities			6,932,429	5,661,945
Time deposits and other time liabilities			10,182,623	12,092,389
Interbank borrowings			4,749,007	4,292,982
Debt instruments issued			6,226,268	6,179,471

Equity			2,431,972	2,573,771
Total equity attributable to equity holders of the Bank			2,355,997	2,496,130
Non-controlling interest			75,975	77,641

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	9M'21	9M'20	9M'21	9M'20
Net operating profit before provision for loan losses	961,740	879,233	865,621	841,369
Provisions for loan losses[3]	(139,707)	(284,032)	(117,201)	(274,668)
Total operating expenses	(508,337)	(1,350,198)	(508,337)	(541,351)
Operating income	313,696	(754,997)	240,083	25,350
Income from investments in companies	471	958	471	958
Operating income before income taxes	314,167	(754,039)	240,554	26,308
Income taxes	(100,829)	9,612	(27,216)	3,566
Consolidated income for the period	213,338	(744,427)	213,338	29,874

Net income attributable to holders of the Bank	211,516	(736,422)	211,516	27,602
Non-controlling interest	1,822	(8,005)	1,822	2,272

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 9M'20.

3 - Includes Ch$15.0 billion of additional provisions established during the 9M period ended September 30, 2021 ($64.5 billion during the 9M period ended September 30, 2020).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer